

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re:** **Live Nation Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Ticketing Results of Operations, page 48
Year Ended 2013 Compared to Year Ended 2012, page 48

1. We note your disclosure indicating that depreciation expense was higher in 2013 due to higher amortization of non-recoupable contract advances in the Ticketing segment. We also note from your disclosure in Note 1 that this amortization expense was $73.6 million in 2013 compared to $43.1 million in 2012. Please explain to us and in MD&A why you had such a significant increase in the amortization of non-recoupable contract advances during 2013.

Critical Accounting Policies and Estimates, page 60

Goodwill, page 64

2. We note that in a letter to the staff dated April 19, 2013, in response to our prior comment 3, you agreed to expand your discussion in *Critical Accounting Policies and Estimates – Goodwill* and *Note 1 – The Company and Summary of Significant Accounting Policies – Goodwill* to discuss the ranges of key inputs used and the related sensitivity analysis used in your impairment analysis of goodwill. However, it does not appear that your discussion in Critical Accounting Policies and Estimates has been revised to include this additional disclosure. Please revise your discussion in the Critical Accounting Policies section of MD&A to include the disclosures that you previously agreed to provide.

Notes to the Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies, page72

Advertising Expense, page 76

3. We note your disclosure that you record advertising expense in the year that it is incurred. Throughout the year, general advertising expenses are recognized as they are incurred but event-related advertising for concerts is recognized once the show occurs. However, all advertising costs incurred during the year and not previously recognized are expensed at the end of the year. Please explain to us how this policy is in compliance with the guidance outlined in ASC 720-35-25. It appears that your policy expenses the appropriate amount within the applicable fiscal year, however it may result in inappropriate amounts recorded for purposes of quarterly financial reporting. Please advise or revise accordingly.

Note 2. Long-Lived Assets, page 77

Definite-lived Intangible Assets, page 78

4. We note that footnote (1) to your table on page 79 indicates that "other" includes netdowns of fully amortized or impaired assets, plus in 2013, a reclassification from indefinite-lived intangible assets due to a change in the asset's estimated useful life. Please provide us with additional details as to the nature and amount of this reclassification transaction during 2013. As part of your response, please indicate the nature and specific timing of the events or circumstances that occurred during 2013 which resulted in the reclassification of this asset from an indefinite -lived asset to one with a defined useful life. Also, as we would expect that if there was a transfer from indefinite lived intangible assets to definite lived intangible assets, the gross carrying amount of such assets would increase rather than decrease. Please advise us of why this did not occur.

Goodwill, page 81

5. We note your disclosure that a quantitative analysis was performed for two reporting
    units that account for approximately 19% of the Company's goodwill and an assessment
    of the implied fair value of goodwill was performed for one reporting that accounts for
    approximately 15% of your goodwill due to a negative carrying value. Please tell us if
    any of your reporting units were at risk of failing Step 1 of the impairment analysis (as
    defined in ASC Topic 350). For any reporting units that are at risk of failing step one,
    please revise your disclosure in MD&A to provide the following
    - The percentage by which fair value exceeded carrying value as of the date of
      the most recent test;
    - The amount of goodwill allocated to the reporting unit;
    - A description of the methods and key assumptions used and how the key
      assumptions were determined;
    - A discussion of the degree of uncertainty associated with the key assumptions;
      and
    - A description of potential events and/or changes in circumstances that could
      reasonably be expected to negatively affect the key assumptions.

Investments in Nonconsolidated Affiliates, page 82

6. We note your disclosure indicating that for the year ended December 31, 2013, your
    investments in Venta de Boletos por Computadora S.A de CV, a 33% owned entity, and
    Three Six Zero Grp Limited, a 50% owned artist management company, were
    individually significant. We also note from your disclosure on page 116 of your Form
    10-K that under Rule 3-09 of Regulation S-X, you are required to file audited financial
    statements of Venta de Boletos por Computadora S.A. de CV, and you intend to file these
    financial statements in an amended Form 10-K on or before June 30, 2014.   Please
    explain to us how you evaluated the significance of your investment in Three Six Zero
    Grp Limited under Rule 3-09 of Regulation S-X and explain why you do not intend to
    provide audited financial statements of this entity. If your investment in this entity is
    significant at or in excess of the 20% level indicated in Rule 3-09, please revise to
    include audited financial statements of Three Six Zero Grp Limited for the appropriate
    financial statement periods.

Note 14. Quarterly Information, page 109

7. We note your disclosure that in May 2013 you completed the sale of a theater in New
    York and recognized a gain of $21.9 million in the second quarter, $7 million in the third
    quarter, and a loss of $4 million in the fourth quarter of 2013. Please explain to us why
    you recorded these gains and losses associated with the sale of the theatre over three
    quarters, rather than recording the entire gain in the second quarter at the time of the sale.
    As part of your response and your revised disclosures, please explain in further detail the

nature of the gains and losses that were recognized in the third and fourth quarters in connection with the sale of this theatre.

8. We note your disclosure that you recorded charges of $4.9 million. $4.1 million, and $1.5 million in the second, third and fourth quarters of 2013, respectively, for the acceleration of amortization related to changes in estimates of certain venue management and leasehold intangible assets in the Concert segment. Please explain to us the nature of these changes in estimates and tell us why they occurred over several quarters during 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief